UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 14f-1

                    Under the Securities Exchange Act of 1934

                      International Cosmetics Marketing Co.
        (Exact name of registrant as specified in its corporate charter)

                               Commission File No.
                                     0-27833
                               -------------------


                 Florida                                  65-0598868
       ---------------------------            --------------------------------
         State of Incorporation              (IRS Employer Identification No.)


                    6501N.W. Park of Commerce Blvd, Suite 205
                            Boca Raton, Florida 33487
              -----------------------------------------------------
                    (Address of principal executive offices)


                                 (561) 999-8878
              -----------------------------------------------------
              (Registrant's telephone number, including area code)

                                December 1, 2000

                      INTERNATIONAL COSMETICS MARKETING CO.

                                 Schedule 14f-1

INTRODUCTION

         This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 thereunder, in connection with a proposed change in the membership of the Board of Directors of International Cosmetics Marketing Co. The date of this Information Statement is December 1, 2000.

         On September 27, 2000, we entered into a Stock Purchase Agreement with Nico P. Pronk pursuant to which Mr. Pronk purchased 200,000 shares of our Series A Convertible Preferred Stock (the "Preferred Stock") for an aggregate purchase price of $500,000.00. Each share of Preferred Stock entitles Mr. Pronk to 75 votes for each vote per share of our common stock on all matters submitted to our shareholders for a vote which means that Mr. Pronk has the ability to control the outcome of all matters submitted to our shareholders for a vote.

         As a result of the transaction with Mr. Pronk, our board of directors decided it would be in our best interest to fill vacancies on our board of directors by appointing Mr. Pronk and Menderes Akdag, our new Chief Executive Officer, as additional directors. The addition of Mr. Pronk and Mr. Akdag to our board of directors is intended to occur at the next meeting of our board of directors, but no earlier than ten (10) days after the date on which this information statement is filed with the Securities and Exchange Commission (the "SEC") and mailed to all holders of record of our voting securities as required by Rule 14f-1 of the Exchange Act.

         This information statement is being mailed to shareholders of record as of December 1, 2000 and filed with the Commission on December 1, 2000.

NO ACTION IS REQUIRED BY OUR SHAREHOLDERS IN CONNECTION WITH THE APPOINTMENT OF ANY DIRECTOR OR EXECUTIVE OFFICER.

VOTING SECURITIES

         As of November 15, 2000, there were 4,785,630 shares of our common stock outstanding. Each share of common stock entitles the holder thereof to one vote on each matter submitted to our shareholders for a vote. In addition, there are currently outstanding 221,458 shares of our Preferred Stock, which are currently convertible into 221,458 shares of our common stock at the option of each holder of Preferred Stock. The holders of Preferred Stock are entitled to 75 votes per share of Preferred Stock for each vote per share of our common stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of the close of business on November 15, 2000, the name, address and number of shares of each person known by us to be the beneficial owner of more than five percent of our common stock and Preferred Stock; and the number of shares of our common stock owned by each officer and director, and all officers and directors as a group, together with their respective percentage holdings of such shares. Unless otherwise indicated, the address for each person is 6501 N.W. Park of Commerce Boulevard, Suite 205, Boca Raton, Florida 33487.

----------------------------------------------------------------------------------------------------------------------
                                                     Number of Shares Beneficially Owned         Percent of Class
----------------------------------------------------------------------------------------------------------------------
Name and address of Beneficial owners(1)                 Common              Preferred          Common     Preferred
----------------------------------------------------------------------------------------------------------------------
Stephanie McAnly (2)                                     66,666                  -               1.4%          -
----------------------------------------------------------------------------------------------------------------------
Sonny Spoden (3)                                         50,000                  -               1.0%          -
----------------------------------------------------------------------------------------------------------------------
Menderes Akdag (4)                                         -                     -                 -           -
----------------------------------------------------------------------------------------------------------------------
Nico Pronk, Sr. (5)                                     400,000                  -               8.4%          -
----------------------------------------------------------------------------------------------------------------------
Beverly Sassoon International, LLC (6)                  900,000                  -               18.8%         -
----------------------------------------------------------------------------------------------------------------------
Nico P. Pronk (7)                                       391,875               200,000            8.2%        90.3%
----------------------------------------------------------------------------------------------------------------------
Noble International Investments, Inc. (8)               267,000                  -               5.2%          -
----------------------------------------------------------------------------------------------------------------------
Atlas Partners                                             -                   16,000              -          7.2%
----------------------------------------------------------------------------------------------------------------------
Executive Officers and

Directors as a group (3 people)                         116,666                  -               2.4%          -
----------------------------------------------------------------------------------------------------------------------

(1) Pursuant to Rule 13d-3 under the Exchange Act, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract, arrangement, understanding, relationship or otherwise. Unless otherwise indicated, each person indicated has sole power to vote, or dispose or direct the disposition of all shares beneficially owned, subject to applicable unity property laws.

(2) Stephanie McAnly is our President and a member of our board of directors. Includes 66,666 shares issuable upon exercise of options granted under our 1997 Stock Option Plan exercisable for five (5) years at an exercise price of $2.50 per share. Does not include 133,334 shares issuable upon exercise of options which vest at a rate of 83,334 options on August 19, 2001, and 50,000 options on June 30, 2002 under our 1997 Stock Option Plan which options will be exercisable for five (5) years at an exercise price equal to $2.50 per share upon vesting.

(3) Sonny Spoden is our Chief Financial Officer and a member of our board of directors. Includes 50,000 shares issuable upon exercise of options granted under our 1997 Stock Option Plan exercisable for five (5) years at an exercise price of $2.50 per share. Does not include 25,000 shares issuable upon exercise of options which vest at a rate of 25,000 options on August 19, 2001 under our 1997 Stock Option Plan which options will be exercisable for five (5) years at an exercise price equal to $2.50 per share upon vesting. Does not include 60,000 shares under options which may be granted and exercisable for five years at an exercise price equal to the then fair market value of the stock at the date of the grant upon vesting 30,000 shares on August 19, 2001 and 30,000 shares on August 19, 2002.

(4) Mr. Menderes Akdag is our Chief Executive Officer and is intended to become a member of our board of directors at the next meeting of our board of directors. Excludes 400,000 shares issuable upon exercise of options granted from Beverly Sassoon, Elan Sassoon and/or Capital Distributors, LLC which vest at a rate of 100,000 shares on November 15, 2000 exercisable on August 19, 2001, and the remaining 300,000 shares vesting and exercisable in three equal installments on the first, second and third anniversaries of November 15, 2000, at an exercise price of $1.50 per share.

(5) Includes 21,000 shares issuable upon conversion of a convertible debenture of $105,000. Mr. Pronk's address is Mr. Nico Pronk, Sr., c/o 1801 Clint Moore Road, Suite 110, Boca Raton, Florida 33487. Nico Pronk, Sr. is the father of Nico P. Pronk.

(6) Includes 318,463 shares of common stock subject to the satisfaction of certain debt obligations of Beverly Sassoon International, L.L.C. Beverly Sassoon International, L.L.C. is a Florida limited liability company whose principal place of business is P.O. Box 267145, Weston, FL 33326-7145. Beverly Sassoon, Elan Sassoon and Paul Lambert are the managing members and control persons of Beverly Sassoon International, LLC. Does not include options to purchase 4,850,000 shares of our common stock, issued on August 19, 1999 to the following individuals and entity:

         Holder                                 No. of Shares Underlying Option
         ------                                 -------------------------------
         Beverly Sassoon (a)                               2,250,000
         Elan Sassoon (a)                                  2,000,000
         Capitol Distribution, LLC (a)(b)                   600,000

         (a) Includes 200,000 shares subject to cancellation under an Amended Indemnification Agreement between Beverly Sassoon, Elan Sassoon, Capital Distributors, LLC and the Company.

         (b) Capitol Distribution, LLC is a Florida limited liability company controlled by Beverly Sassoon and Elan Sassoon. Includes (1) 400,000 shares issuable upon exercise of options granted to Mr. Akdag, our Chief Executive Officer, which vest at a rate of 100,000 shares on November 15, 2000 and exercisable on August 19, 2001, and the remaining 300,000 shares vesting and exercisable in three equal installments on the first, second and third anniversaries of November 15, 2000, at an exercise price of $1.50 per share; and (2) 150,000 shares issuable upon exercise of options granted to certain employees which vest and are exercisable in three equal installments on the first, second and third anniversaries of November 15, 2000, at an exercise price of $1.50 per share.

(7) Mr. Pronk is intended to become a member of our board of directors at the next meeting of our board of directors. Includes (i) 200,000 shares issuable upon conversion of 200,000 shares of the Preferred Stock; and (ii) 17,000 shares of our common stock owned by Noble International Investments, Inc., a corporation controlled by Mr. Pronk. Does not include 250,000 shares of our common stock issuable to Noble International Investments, Inc. upon the exercise of warrants at an exercise price of $2.50 per share. Mr. Pronk's address is Mr. Nico P. Pronk, c/o Noble International Investments, Inc., 1801 Clint Moore Road, Suite 110, Boca Raton, Florida 33487.

(8) Includes 250,000 shares issuable upon exercise of warrants at an exercise price of $2.50 per share. Noble International Investments, Inc. address is 1801 Clint Moore Road, Suite 110, Boca Raton, Florida 33487. Nico P. Pronk is a principal of Noble International Investments, Inc.

CHANGE OF CONTROL

         The sale of our Preferred Stock to Mr. Pronk constituted a change of control. The following summaries of our Preferred Stock and of agreements that we have entered into are summaries and are qualified in their entirety by references to the agreements and Certificate of Designation of our Preferred Stock which we filed as exhibits to our Current Report on Form 8-K filed with the SEC on October 6, 2000. You are urged to review the full text of those documents in their entirety.

Stock Purchase Agreement

         On September 27, 2000, we entered into the Stock Purchase Agreement with Mr. Pronk pursuant to which Mr. Pronk purchased 200,000 shares of our Preferred Stock at a price of $2.50 per share for total consideration of $500,000. The Stock Purchase Agreement also obligates us to register the shares of our common stock issuable upon conversion of the Preferred Stock with the SEC at the request of Mr. Pronk, or in the alternative, include the shares of common stock issuable upon conversion of the Preferred Stock in any other registration statement we may file with the SEC Commission.

Preferred Stock

         Each share of Preferred Stock entitles Mr. Pronk to 75 votes for each vote per share of our common stock on all matters submitted to the holders of our common stock for a vote which gives Mr. Pronk voting power in excess of 70% of our issued and outstanding common stock and gives Mr. Pronk the ability to control the outcome of all matters submitted to our shareholders for a vote. Shares of the Preferred Stock are convertible into shares of our common stock at $2.50 per share, subject to adjustment in certain circumstances. We may redeem any shares of the Preferred Stock that are not converted before September 30, 2005, at a price of $7.50 per share. In the event of a liquidation, dissolution or winding up of the company, Mr. Pronk is entitled to receive a liquidation preference of $2.50 per share of Preferred Stock he owns prior to any distributions to the holders of our common stock.

         The Preferred Stock also prevents us from taking any of the following actions without receiving the written approval of Mr. Pronk: (i) selling, conveying, or otherwise disposing of or encumbering all or substantially all of our property or business or merging our business into or consolidating with any other corporation (other than a wholly-owned subsidiary corporation); (ii) effecting any transaction or series of related transactions in which more than fifty percent (50%) of the voting power of our company is transferred or disposed of; (iii) altering or changing the rights, preferences or privileges of the Preferred Stock; (iv) increasing or decreasing the total number of authorized shares of Preferred Stock; (v) authorizing or issuing, or obligating our company to issue, any other equity security, including any other security convertible into or exercisable for any equity security having rights, preferences or privileges over, or being on a parity with or similar to, the Preferred Stock; (vi) redeeming, purchasing or otherwise acquiring (or paying into or setting aside for a sinking fund for such purpose) any of our securities; (vii) amending our Articles of Incorporation or bylaws; (viii) changing the authorized number of directors we may have; (ix) declaring, ordering or paying any dividends on any class of securities; (x) adjusting the salary of our executive officers, directors, executive level independent contractors and key employees; (xi) making any capital expenditures in excess of $15,000; (xii) issuing new shares of our capital stock; (xiii) entering into or approving any agreement or contract for the purchase of goods, services or other items between us and any of our shareholders or a member of a shareholder's immediate family; or (xiv) making any commission payment to any independent business associate in excess of $15,000.

Changes to the Board of Directors

         Our bylaws state that our board of directors may consist of no less than two but no more than five directors. Since our board of directors currently consists of only two members, the addition of Mr. Pronk and Mr. Akdag to our board will be viewed as filling vacancies on our board and therefore does not require the vote of our shareholders. Mr. Akdag and Mr. Pronk will become directors at the next meeting of the board of directors and will join Stephanie McAnly and Sonny Spoden on our board of directors. The appointment of Mr. Pronk and Mr. Akdag to our board of directors cannot take place until at least ten days after this information statement is filed with the SEC and mailed to our shareholders. Mr. Akdag became our Chief Executive Officer on November 15, 2000.

                                LEGAL PROCEEDINGS

         On November 7, 2000, a complaint was filed against us and other defendants in the Superior Court of the State of California for the County of Santa Barbara (Case No. 01037203 - Ann Pennock Marshall v. Beverly Sassoon International, LLC; Beverly Sassoon & Company; Beverly Sassoon, individually; Paul Lambert; and Michelle Spitz). The complaint alleges that Beverly Sassoon International, LLC ("BSI") and other defendants involved with BSI fraudulently induced an elderly investor to invest money in BSI when BSI never intended to pay the money invested back. The complaint alleges breach of contract, fraud, financial abuse of an elderly adult and conspiracy. The complaint alleges that we are the successor in interest to BSI and are therefore liable to the Plaintiff.

         We intend to vigorously contest our involvement and liability in this lawsuit and will seek dismissal from the lawsuit.

                        DIRECTORS AND EXECUTIVE OFFICERS

         As described above, at the next meeting of our board of directors, Mr. Pronk and Mr. Akdag will be appointed to our board of directors at the next meeting of our board of directors. The following information relates to the current members of our board of directors and Messrs. Pronk and Akdag:

Name                     Age                   Position
----                     ---                   --------
Stephanie McAnly         57       Director and President
Sonny Spoden             55       Director and Chief Financial Officer
Menderes Akdag           39       Proposed Director and Chief Executive Officer
Nico P. Pronk            35       Proposed Director

         Ms. McAnly has been President and a Director since August 1999. From July 1998 through August 1999, Ms. McAnly held the position of Director of Marketing and Training for 1-800-PARTYSHop, Inc., a multilevel marketing company offering theme party supplies, gifts and accessories. She developed and implemented the 1-800-PARTYSHop, Inc. national training program, wrote the policy and training manuals and served as a seminar instructor nationwide. She was a Master IBA and Corporate Trainer from April 1998 to July 1998 for Premier Plus, Inc., a multilevel marketing company promoting telecommunications products, travel packages and golf equipment. And previously, for the period of October 1995 to April 1998, Ms. McAnly was the Top Money Earner and Corporate Trainer for Strategic Telecom Systems, Inc., a multilevel marketing company promoting telecommunications products. She also served on the Strategic Telecom President's Advisory Board. From June 1985 through April 1996, Ms. McAnly was President of the corporation, The Bear Facts, Inc., a childcare center and preschool educational facility in Desoto County, Florida. Ms. McAnly holds both a B.A. in English from the University of Florida and a B.A. in education from the University of South Florida. On August 19, 1999, the Company entered into a three-year employment contract with Ms. McAnly.

         Mr. Spoden has been Chief Financial Officer and a Director since August 1999. From January 1996 until May 1999, Mr. Spoden was Chief Financial Officer of Easy Access International, Inc., a publicly-owned holding company with subsidiaries engaged in the development, marketing, and distribution of telecommunication products and services. From 1993 until January 1996, Mr. Spoden was an independent business and financial advisor in Boca Raton, Florida. From 1969 until 1993, Mr. Spoden was employed by Ernst & Young LLP, and was a general partner and an accounting and auditing partner for the period 1982 to 1993. During his career with Ernst & Young LLP, Mr. Spoden was based in the Baltimore, Maryland office and the National office in New York City (1978 to 1980 and 1988 to 1993). Mr. Spoden received a B. S. with high honors, and a major in finance, from the University of Maryland in 1969, and has been licensed as a Certified Public Accountant. For the period 1963 to 1967, Mr. Spoden served in the U. S. Navy, primarily with the Naval Security Group in Washington, D.C. On August 19, 1999, the Company entered into a three-year employment contract with Mr. Spoden.

         Mr. Akdag became our Chief Executive Officer on November 15, 2000. Mr. Akdag served as the President of Lens Express, Inc. between May 1996 and August 2000. Lens express, Inc. was a wholly owned subsidiary of Summit Technology, Inc. (Nasdaq symbol "BEAM") from May 1996 to June 2000. Mr. Akdag served as the Chief Executive officer and a member of the Board of Directors of Lens Express, Inc. between August 1992 and May 1996. Mr. Akdag served as the Chief Financial Officer and a member of the Board of Directors of Lens Express, Inc. between May 1991 and August 1992. Mr. Akdag holds a Bachelor of Science degree in Business Administration with a major in finance from the University of Florida where he graduated with high honors. On November 15, 2000, the Company entered into a three year employment contract with Mr. Akdag.

         Nico P. Pronk has served as President, a director and fifty percent shareholder of Noble International Investments, Inc., a broker / dealer registered with the National Association of Securities Dealers since 1995. In 1997, Mr. Pronk founded and serves as President, a director and fifty percent shareholder of Noble Capital Management, Inc. an investment advisor registered with the SEC. Mr. Pronk is a native of Amsterdam, The Netherlands. Mr. Pronk is a graduate of the Dutch Institute for Banking and Finance. He holds NASD Series 7, 24, 27, 63, 53, and 4 Licenses. He is a member of, and serves on the board of directors of, the Regional Investment Bankers Association (RIBA) and the Securities Traders Association of Florida (STAF).

         There are no family relationship between any of the executive officers and directors. Each director is elected at our annual meeting of shareholders and holds office until the next annual meeting of our shareholders, or until his or her successor is elected and qualified.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

         Exclusive License Agreement - On August 19, 1999, the Company entered into an Exclusive License Agreement with Beverly Sassoon International, LLC, Beverly Sassoon, and Elan Sassoon which provided the Company the exclusive rights to (1) manufacture, market and distribute the line of skin care products and cosmetics which Beverly Sassoon International, LLC, had previously developed; (2) utilize Ms. Sassoon's name and likeness in connection with the manufacture, marketing, promotion and sale of certain of the Company's products;
(3) utilize Mr. Sassoon's name and likeness in connection with the manufacture, marketing, promotion and sale of certain of the Company's products; (4) manufacture, market and distribute certain skin care products, pet care products and slimming products developed by Beverly Sassoon International, LLC. The term of this Exclusive License Agreement is 99 years, with a 99-year renewal at the Company's option. Through Beverly Sassoon International, LLC, Ms. Sassoon and Mr. Sassoon will also consult with the Company in the areas of product development and marketing, and the Company will utilize their names and/or likenesses in promoting certain of its products and in the development of certain of its brands. The consideration for the rights the Company received under this Exclusive License Agreement included: aggregate cash payment to Beverly Sassoon International, LLC of up to $200,000; issuance of 900,000 shares of the Company's Common Stock to Beverly Sassoon International, LLC.; and the future payment of royalties to Beverly Sassoon International, L.C.C. equal to the greater of 2% of gross revenues from the sales of any of the Company's products which are marketed or distributed subject to the terms of the Exclusive License Agreement, or $25,000 per month.

         On October 13, 2000, the Exclusive License Agreement with Beverly Sassoon, Elan Sassoon and Beverly Sassoon International, LLC, was modified to have the royalty terminate August 19, 2001. The royalty payment was also modified to equal the greater of 2% of gross revenues as defined in the Exclusive License Agreement or $22,750 per month starting October 2000 until such time as we report positive net cash flow from operating activities for three consecutive months. Subsequent to June 30, 2000, the options were modified to be cashless exercisable options and to be exercisable in whole or in part through August 19, 2019. We are continuing to negotiate and modify the royalty payment formula in the Exclusive License Agreement.

Indemnification Agreement - On November 15, 2000, we amended an Indemnification Agreement with Beverly Sassoon, Elan Sassoon, and Capitol Distribution, LLC whereby we may at our sole discretion under certain circumstances elect to cancel options to purchase up to 200,000 shares of our common stock.

Commissions - Commissions of $95,585 were earned by certain of our business associates who are immediate family members of our president for the fiscal year ended June 30, 2000.

Financial advisory and investment banking services - On October 13 2000, the Company entered into a consulting agreement for financial advisory and investment banking services with Noble International Investments, Inc. Mr. Pronk and other principals of Noble are shareholders of the company. The agreement provides a monthly consulting fee of $10,000 plus five-year cashless exercise warrants to purchase 250,000 shares of our common stock at an exercise price of $2.50 (subject to adjustment in certain events) for which the broker dealer will have registration rights with respect to the common stock underlying the warrants. Additionally, the agreement provides for payment of a transaction fee equal to 1) 5% of the consideration up to $3,000,000, plus 2) 3% of the consideration from and including $3,000,000 up to $5,000,000, plus 3) 1% of the consideration including and in excess of $5,000,000 for any merger, acquisition, strategic partner relationship, etc. In addition to the consulting fee and transaction fee, the agreement provides for payment of an alternate transaction fee, subject to a minimum of $25,000, for any joint venture, marketing agreement, licensing agreement, strategic partner agreement, etc., and 1) in connection with any equity securities financing in a public offering, a fee to be agreed upon by us and Noble; 2) in connection with any equity securities financing in a private placement, a) a cash fee equal to 10% of the gross proceeds raised, plus b) a non-accountable expense fee equal to 3% of the offering price of the securities sold, plus c) Noble has the right to purchase, for $.01 each, "cashless exercise" warrants to purchase common stock equal to 10% of the number of shares of common stock sold in equity securities financing. The warrants will have a term of five years and have an exercise price of 100% of the per share price (or conversion price of the securities, if applicable) at which the investors invested in connection with the equity securities financing and will be transferable to Noble's employees and affiliates. Noble shall also be granted registration rights with respect to the common stock underlying such warrants which will include at least one demand registration right at our cost and an unlimited number of piggyback registration rights; 3) in connection with any debt securities financing, such amount as we shall agree with Noble; 4) in connection with any bank financing that is consummated prior to termination of this agreement in which Noble acts as arranger, we shall pay Noble aggregate arrangement fees in an amount to be agreed upon, payable on the date of execution of definitive documentation with respect thereto, which fee shall be in addition to any fee payable to any affiliate of Noble that may act as agent or a member of a lending syndicate or otherwise as a participant in any such bank financing.

         The term of this agreement is for the three years ending October 12, 2003 and is renewable by mutual consent. This agreement may not be terminated by either party during the first 12 months. If within the first 12 months, we complete a financing as a result of which it receives gross proceeds of $1,000,000 or more (the "Initial Financing"), we may not terminate this agreement prior to the expiration of the term. If we do not complete the Initial Financing, either party may terminate this agreement by giving the other party at least thirty (30) days prior written notice of such termination, at which time we shall pay the Noble all fees earned and all reasonable expenses incurred. The agreement provides that we agree to retain Noble on an exclusive basis in connection with a possible transaction, alternate transaction or financing for the term of the agreement.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

         Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers, and persons who own more than ten (10%) percent of our outstanding common stock, to file with the SEC initial reports of ownership on Form 3 and reports of changes in ownership of our common stock on Forms 4 or 5. Such persons are required by SEC regulation to furnish us with copies of all such reports they file.

         Based solely on its review of the copies of such reports furnished to us or written representations that no other reports were required, we believe that all Section 16(a) filing requirements applicable to our officers, directors and greater than ten (10%) percent beneficial owners were compiled with during the year ended June 30, 2000.

BOARD COMMITTEES AND OTHER BOARD INFORMATION

         Our Board of Directors does not have an audit committee, a compensation committee or a nominating committee. We expect to constitute an audit committee and compensation committee as soon as practicable. During the fiscal year ended June 30, 2000, our Board had one meeting.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Cash Compensation

         The following table summarizes all compensation we recorded in each of the last two fiscal years for the our Chief Executive Officer and each other executive officers serving as such whose annual compensation exceeded $100,000.

---------------------------------------------------------------------------------------------------------------------
                                           SUMMARY COMPENSATION TABLE
---------------------------------------------------------------------------------------------------------------------
                                                                      Long Term Compensation
---------------------------------------------------------------------------------------------------------------------
                                 Annual Compensation                   Awards              Payouts
---------------------------------------------------------------------------------------------------------------------
                                                             Restricted    Securities
Name and                                      Other Annual    Stock        Underlying
Principle                 Salary    Bonus     Compensation   Award(s)     Options/SARs      LTIP          All Other
Position           Year     ($)       ($)          ($)          ($)           (#)          Payouts      Compensation
---------------------------------------------------------------------------------------------------------------------
Stephanie
McAnly (2)         2000    88,167    10,000         0            0          200,000           0              0
---------------------------------------------------------------------------------------------------------------------
Charles B.
Pearlman, (1)      2000      0         0            0            0             0              0              0
---------------------------------------------------------------------------------------------------------------------
Charles B.         1999      0         0            0            0             0              0              0
Pearlman, (1)
---------------------------------------------------------------------------------------------------------------------

(1)    Mr. Pearlman served as our Chief Executive Officer and a director from inception in 1995 until August 1999.
(2)    Ms. McAnly has served as our President from August 19, 1999 to present.

---------------------------------------------------------------------------------------------------------------------
                      Option/SAR Grants in Last Fiscal Year
---------------------------------------------------------------------------------------------------------------------
                                Individual Grants
---------------------------------------------------------------------------------------------------------------------
                           Number of Securities
                                Underlying         % of Total Options/SARs
                           Options/SARs Granted    Granted to Employees in    Exercise or Base
Name                                (#)                  Fiscal Year            Price ($/Sh)       Expiration Date
---------------------------------------------------------------------------------------------------------------------
Stephanie McAnly (2)              33,333                     7%                     2.50           August 19, 2004
---------------------------------------------------------------------------------------------------------------------
Stephanie McAnly (2)              33,333                     7%                     2.50           August 19, 2005
---------------------------------------------------------------------------------------------------------------------
Stephanie McAnly (2)              33,334                     7%                     2.50           August 19, 2006
---------------------------------------------------------------------------------------------------------------------
Stephanie McAnly (2)              50,000                     11%                    2.50            June 30, 2005
---------------------------------------------------------------------------------------------------------------------
Stephanie McAnly (2)              50,000                     11%                    2.50            June 30, 2005
---------------------------------------------------------------------------------------------------------------------
Charles B. Pearlman (1)              0                       0%                      0                    0
---------------------------------------------------------------------------------------------------------------------

(1)     Mr. Pearlman served as our Chief Executive Officer and a director from  inception in 1995 until August 1999.

(2)     Ms. McAnly has served as our President from August 19, 1999 to present.

                                       9

---------------------------------------------------------------------------------------------------------------------
                  Aggregate Option/SAR Exercises in Fiscal Year 2000 and FY-End Option/SAR Values
---------------------------------------------------------------------------------------------------------------------
                                                     Number of Securities Underlying       Value of Unexercised
                                                       Unexercised Options/SARs at     In-the-Money Options/SARs at
                                                               FY-End (#)                       FY End ($)
---------------------------------------------------------------------------------------------------------------------
                        Shares
                     Acquired on        Value
Name                 Exercise (#)    Realized ($)   Exercisable      Unexercisable     Exercisable    Unexercisable
---------------------------------------------------------------------------------------------------------------------
Charles B.
Pearlman (1)              0              N/a             N/a               N/a              N/a             N/a
---------------------------------------------------------------------------------------------------------------------
Stephanie McAnly          0               0             33,333           166,667             0               0
---------------------------------------------------------------------------------------------------------------------

(1)     Mr. Pearlman served as our Chief Executive Officer and a director from inception in 1995 until August 1999.

(2)     Ms. McAnly serves as our President from August 19, 1999 to present.

Director Compensation

         Members of our board of directors are not compensated for their service on the board or for attending board meetings. Each member of our board of directors who is a full-time employee is compensated only as an employee. We may choose to adopt a compensation plan for non-employee directors or reimburse directors for attendance at board of directors meetings in the future.

Employment Agreements

         In August 1999, we entered into employment agreements with Stephanie McAnly, our President, and Celestine (Sonny) Spoden, our Chief Financial Officer. The three year agreement with Ms. McAnly provides that we will pay her an annual base salary of $102,000 subject to performance increases. Specifically, if we should report $15 million in sales during the first year of the agreement, her base salary will be increased by $24,000 annually for the remainder of the term; likewise, should we report $50 million in sales during the second year of the agreement, her base salary will be increased by an additional $24,000 for the final year of the agreement. As additional compensation, we paid Ms. McAnly a signing bonus of $10,000, and we granted her five year options under our 1997 Stock Option Plan to purchase up to 100,000 shares of our common stock at an exercise price of $2.50, vesting 33,333 options on the signing of the agreement, an additional 33,333 options on the first annual anniversary date of the agreement, and the remaining 33,334 options on the second annual anniversary date of the agreement. Subject to her continued employment with us, Ms. McAnly shall be granted options to purchase an additional 100,000 shares of our common stock at the then fair market value of the stock. Effective June 30, 2000, Ms. McAnly's employment agreement was amended to grant Ms. McAnly options to purchase an additional 100,000 shares of our common stock under our 1997 Stock Option Plan at an exercise price of $2.50 per share. The new options vest in two equal annual installments beginning on August 19, 2001 and August 19, 2002, and are exercisable for a period of five years after the date of vesting.

         The three year employment agreement with Mr. Spoden provides that we will pay him an annual base salary of $90,000 during the first year of the agreement, with the base salary for years two and three of the agreement to be mutually determined by Mr. Spoden and us. As additional compensation, we granted Mr. Spoden five year options under our 1997 Stock Option Plan to purchase up to 75,000 shares of our common stock at an exercise price of $2.50, vesting 25,000 options on each of the signing of the agreement, and the first and second annual anniversary date of the agreement. Subject to his continued employment with us, Mr. Spoden shall be granted options to purchase an additional 60,000 shares of our common stock at the then fair market value of the stock. These additional options shall be granted and shall immediately vest, at the rate of, subject to his continued employment, of 30,000 options on the second annual anniversary date of the agreement and 30,000 options on the third annual anniversary date of the agreement. These additional five year options will also be granted under our 1997 Stock Option Plan.

         The agreements also provide, among other things, for (i) participation in any profit-sharing or retirement plan and in other employee benefits applicable to our employees and executives, and (ii) benefits in the event of disability and contain certain non-disclosure and non-competition provisions. Under the terms of the agreements, we may terminate the employment of Ms. McAnly or Mr. Spoden with cause, as defined in the agreement. To the extent that either Ms. McAnly or Mr. Spoden is terminated for cause, no severance benefits shall be paid.

         On November 15, 2000, we entered into an employment agreement with Menderes Akdag pursuant to which Mr. Akdag agreed to serve as our Chief Executive Officer. Mr. Akdag's employment agreement has a term of three years with automatic renewal provisions. Either party may terminate the agreement at any time subject to certain severance provisions. Pursuant to the agreement, Mr. Akdag will receive a salary of $150,000 for the first year of employment and $200,000 for the second two years of employment. In connection with Mr. Akdag's agreement to serve as our Chief Executive Officer, Capitol Distribution, LLC, an entity controlled by Beverly Sassoon and Elan Sassoon, granted Mr. Akdag options to purchase 400,000 shares of our common stock issuable to Capitol Distribution upon the exercise of options we granted to Capitol Distribution. The exercise price of the options we granted to Capitol Distribution is $.001. Mr. Akdag has agreed to pay Capitol Distribution $1.50 per share if he chooses to exercise his option to purchase the shares from Capitol Distribution. The first 100,000 options granted to Mr. Akdag vested on November 15, 2000 with the remaining options vesting in three equal installments on the first, second and third anniversaries of the employment agreement. The first 100,000 options become exercisable on August 19, 2001 and the remaining options become exercisable upon vesting, as long as Mr. Akdag continues to be employed as our Chief Executive Officer. If we terminate Mr. Akdag's employment agreement for cause (as defined in the employment agreement) all vested and unvested options granted to Mr. Akdag by Capitol Distribution will be cancelled. If Mr. Akdag's employment agreement is terminated after a change in control (as defined in the employment agreement) all vested options granted by Capitol Distribution to Mr. Akdag will be immediately exercisable and all unvested options will vest and be immediately exercisable. If Mr. Akdag's employment is terminated for any other reason, Mr. Akdag will be entitled to exercise all vested options but all unvested options will be cancelled on the date of such termination.

         On November 15, 2000, we entered into employment agreements with three individuals who will serve as information systems and fulfillment center personnel. These employment agreements obligate us to pay salaries in the aggregate of $250,000 per year to the three individuals. The other terms of their employment agreements are similar to Mr. Akdag's employment Agreement. Capitol Distribution also granted options to purchase additional 150,000 shares of our common stock to these individuals on terms similar to those granted by Capitol Distribution to Mr. Akdag.

                                   SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  INTERNATIONAL COSMETICS MARKETING CO.

                                  By:  /s/ Menderes Akdag
                                       -------------------------------------
                                  Name:    Menderes Akdag

                                  Title:   Chief Executive Officer

                                  Dated:  December 1, 2000





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